HAVE NOT FILMS, INC.

FINANCIAL STATEMENTS

FOR THE TEN MONTHS ENDED OCTOBER 31, 2016

HAVE NOT FILMS, INC.

REVIEWED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PAGE

SIMON & DEITZ, LLC, CPA'S
42 EAST MAIN STREET, SUITE 204
FREEHOLD, NJ 07728

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO THE STOCKHOLDER OF
HAVE NOT FILMS, INC.

We have reviewed the accompanying balance sheet of Have Not Films, Inc. (the "Company") as of October 31, 2016, and the related statements of operations and retained earnings and cash flows for the ten months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants, promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Simon & Deitz LLC, CPA's

SIMON & DEITZ, LLC
Certified Public Accountants

Freehold, New Jersey
February 5, 2017

HAVE NOT FILMS, INC.
BALANCE SHEET
OCTOBER 31, 2016

ASSETS

CURRENT ASSETS	
Cash in checking account	$ 67
Fees due from producers to secure rights of intellectual property	100,000
Total current assets	100,067
OTHER ASSETS	
Investments in joint ventures	14,788
Deposits	2,000
Total other assets	16,788
TOTAL ASSETS	$ 116,855

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 7,950
Income taxes payable	$ 15,000
Due to stockholder	2,566
Total current liabilities	25,516
TOTAL LIABILITIES	25,516
STOCKHOLDER'S EQUITY	
Capital Stock, no par value, 1,800,000 shares authorized, 920,000 shares issued and outstanding	5,000
Additional paid in capital	21,859
Retained earnings	64,480
TOTAL STOCKHOLDER'S EQUITY	91,339
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 116,855

See accompanying independent accountants' review report and notes to the financial statements.

HAVE NOT FILMS, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
TEN MONTHS ENDED OCTOBER 31, 2016

Revenue:

Fees due from producers to secure the rights to intellectual property	$	100,000
Expenses for video production		8,864
Gross profit		91,136

Expenses

Rent	7,200
Auto	55
Travel	412
Professional fees	750
Bank fees	964
Marketing	318
Meals and entertainment	1,001
Telephone	48
Office	908
Total expenses	11,656
Income before provision for income taxes	79,480
Provision for income taxes	15,000
Net income and retained earnings	$ 64,480

See accompanying independent accountants' review report and notes to the financial statements

HAVE NOT FILMS, INC.
STATEMENT OF CASH FLOWS
TEN MONTHS ENDED OCTOBER 31, 2016

Cash flows from operating activities:	
Net income	$ 64,480
Adjustments to reconcile net income to net cash provided by operating activities:	
Fees accrued from producers to secure rights to intellectual property	(100,000)
Increase in deposits	(2,000)
Accrued expenses	7,950
Provision for income taxes	15,000
Net cash used in operating activities	(14,570)
Cash flows from investing activities:	
Investments in joint ventures	(14,788)
Net cash used in investing activities	(14,788)
Cash flows from financing activities:	
Contribution of capital	26,859
Loan from stockholder	2,566
Net cash provided by financing activities	29,425
Net increase in cash	67
Cash - beginning of period	-
Cash - end of period	$ 67

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

Have Not Films, Inc. (the "Company") was incorporated under the laws of the State of Washington in October 2015. The Company is a team of industry professionals composed of award winning writers and filmmakers that have joined together with the intent of specializing in the development, packaging, and distribution of motion pictures for global theatrical, television and digital delivery markets and the sale of film memorabilia.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition

Sales are recognized when the finished product has been delivered and when title and risk of loss transfers to the customer. Revenue transactions represent sales of movie scripts and specialized software that is specifically designed for the motion picture and video game industry, and sale of film memorabilia. The revenue recorded is presented net of any sales or credits or taxes collected on behalf of governmental authorities. Revenues may also include the Company's share of profits from joint ventures for the production of films and fees earned from these joint ventures and fees earned from scripts submitted to producers to secure rights to intellectual property under guidelines established by the Writers Guild of America.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Trade accounts receivable, when shown in the financial statement, are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in valuation allowance have not been material to the financial statements.

(CONTINUED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Advertising

Advertising costs, which are included in operating expenses, are expensed as incurred. There was no advertising expense for the ten months ended October 31, 2016.

Vacation Pay

The Company's vacation policy is such that any unused vacation time can be carried over for future use. As of October 31, 2016 there was no unused vacation pay.

Income Taxes

The Company is taxed as a "C" corporation, with any income subject to taxation at applicable federal rates. The State of Washington does not have an income tax imposed on corporations.

The Company is subject to examination of its filed tax returns by federal and state agencies for years ended December 31, 2014 and 2015.

NOTE 3 - CONCENTRATIONS OF RISK

The total cash held by the Company at October 31, 2016 is $67, which is located at a single financial institution. Balances in these depository accounts may exceed FDIC insured limits of $250,000 in the future. The Company has not experienced any credit losses and does not anticipate any future losses in such accounts.

HAVE NOT FILMS, INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2016

NOTE 4 – RISKS AND UNCERTAINTIES

As previously noted, the Company was formed in October 2015. It is in the start-up phase. The Company has entered into two joint ventures to produce feature films (see Note 5). There is no guarantee that these films will be produced or successful so that revenue will be available to cover costs or that the Company will be able to raise sufficient equity or financing to generate profits. If the Company cannot generate profits or raise additional capital, it may have to severely curtail or discontinue its business.

NOTE 5 -   JOINT VENTURES

The Company has entered into two joint venture agreements to produce two motion pictures. One of the agreements calls for the Company to receive 25% of the profits after outside investors are paid 115% of their original investments and 50% of the profits. The second agreement calls for the Company to receive 66 2/3% of the gross receipts after 15% is paid to the other member of the joint venture and distribution expenses are paid. The Company will also receive a fee of 1% of the receipts after certain expenses are paid by the joint venture.

The Company will retain all rights to both films. The Company has contributed the scripts for these films to each of the joint ventures. As of February 5, 2017, the joint ventures have not raised any capital or obtained financing for the production of the films.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent activity through February 5, 2017, the date of the independent accountants' review report on which the financial statements were available to be issued, and no reportable events have been discovered.